     As filed with the Securities and Exchange Commission on June 30, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


           ----------------------------------------------------------


                                   FORM 11-K

 (Mark One)

     [X]          Annual report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1996

                                                    OR

     [ ]          Transition report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                  For the transition period from            to
                                                 ----------    ----------


COMMISSION FILE NUMBER 1-10070

                    THE GENIX GROUP RETIREMENT SAVINGS PLAN

                                1 Marquis Plaza

                            5315 Campbells Run Road

                              Pittsburgh, PA 15205

                 (Full title of the plan and the address of the
                   plan, if different from that of the issuer
                                  named below)

                             MCN CORPORATION (MCN)

                              500 Griswold Street

                            Detroit, Michigan 48226

           (Name of issuer of the common stock issued pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
--------------------------------------------------------------------------------


The financial statements listed in the accompanying table of contents on page 3 of this document are filed as part of this Form 11-K.

SIGNATURES
--------------------------------------------------------------------------------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Genix Group Retirement Savings Plan have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

THE GENIX GROUP RETIREMENT SAVINGS PLAN


BY:     Bruce Neeley and Thomas Solomon
        --------------------------------------
        as Administrators of the Plan

        /s/  BRUCE NEELEY
        --------------------------------------
        Bruce Neeley, Controller,
        Affiliated Computer Services, Inc.

        /s/  THOMAS SOLOMON
        --------------------------------------
        Thomas Solomon, Senior Vice President,
        Affiliated Computer Services, Inc.


DATE:  June 30, 1997

THE GENIX GROUP RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         Page
INDEPENDENT AUDITORS' REPORT                                                4

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995:

   Statements of Net Assets Available for Benefits                          5

   Statements of Changes in Net Assets Available for Benefits           6 - 7

   Notes to Financial Statements                                       8 - 11

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1996:

   Item 27(a) - Schedule of Assets Held for Investment Purposes            12

   Item 27(d) - Schedule of Reportable Transactions                        13




Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Retirement Administrative Committee of
   The Genix Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of The Genix Group Retirement Savings Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996, and (2) reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

May 28, 1997
Pittsburgh, Pennsylvania

THE GENIX GROUP RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                      1996              1995
INVESTMENTS, AT FAIR VALUE:
  Cash Reserves Fund                               $ 2,007,523       $ 2,055,610
  Intermediate Bond Fund                               682,735           878,642
  Equity Income Fund                                 2,551,991         2,649,732
  Retirement Growth Fund                             2,223,636         2,295,277
  Magellan Fund                                      4,687,716         5,374,329
  Puritan Fund                                       1,766,200         1,981,977
  Growth and Income Fund                             4,154,372         4,447,324
  MCN Common Stock Fund                              2,355,655         2,405,208
  Participant Loans                                    562,637           541,713
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $20,992,465       $22,629,812
                                                   ===========       ===========


See notes to financial statements.

THE GENIX GROUP RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                 SUPPLEMENTAL FUND INFORMATION
                                     -------------------------------------------------------------------------------------

                                          CASH      INTERMEDIATE     EQUITY      RETIREMENT
                                        RESERVES        BOND         INCOME        GROWTH        MAGELLAN       PURITAN
                                          FUND          FUND          FUND          FUND           FUND          FUND
INCREASES:
  Contributions:
    Employer                          $    70,928    $  31,885    $    60,751    $    67,181    $   192,361    $    64,541
    Employee                               92,804       55,014        101,816        115,518        277,184        114,183
                                      -----------    ---------    -----------    -----------    -----------    -----------
          Total contributions             163,732       86,899        162,567        182,699        469,545        178,724
                                      -----------    ---------    -----------    -----------    -----------    -----------
  Investment income:
    Dividends and interest - net          115,248       62,938        192,811        278,643        907,031        273,968
    Net appreciation (depreciation)            --      (27,436)       379,870        (85,237)      (284,585)        33,994
                                      -----------    ---------    -----------    -----------    -----------    -----------
     Net investment income                115,248       35,502        572,681        193,406        622,446        307,962
                                      -----------    ---------    -----------    -----------    -----------    -----------
          Total                           278,980      122,401        735,248        376,105      1,091,991        486,686

DECREASES:
  Distributions to participants          (525,360)    (245,086)    (1,033,588)      (363,986)    (1,468,535)      (688,080)
  Expenses                                    (90)         (40)           (20)           (40)           (50)          (110)
  Net loans to participants                 8,840       (6,817)        14,480        (10,386)       (71,101)         9,857
  Transfers between funds                 189,543      (66,365)       186,139        (73,334)      (238,918)       (24,130)
                                      -----------    ---------    -----------    -----------    -----------    -----------
          Total                          (327,067)    (318,308)      (832,989)      (447,746)    (1,778,604)      (702,463)
                                      -----------    ---------    -----------    -----------    -----------    -----------
     Net increase (decrease)              (48,087)    (195,907)       (97,741)       (71,641)      (686,613)      (215,777)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                     2,055,610      878,642      2,649,732      2,295,277      5,374,329      1,981,977
                                      -----------    ---------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                         $ 2,007,523    $ 682,735    $ 2,551,991    $ 2,223,636    $ 4,687,716    $ 1,766,200
                                      ===========    =========    ===========    ===========    ===========    ===========

                                                   SUPPLEMENTAL FUND INFORMATION
                                     -----------------------------------------------------------
                                                         MCN
                                         GROWTH &       COMMON
                                         INCOME         STOCK      PARTICIPANT
                                          FUND           FUND         LOANS           TOTAL
INCREASES:
  Contributions:
    Employer                          $   111,647    $    86,588    $      --    $    685,882
    Employee                              187,894         74,511           --       1,018,924
                                      -----------    -----------    ---------    ------------
          Total contributions             299,541        161,099           --       1,704,806
                                      -----------    -----------    ---------    ------------
  Investment income:
    Dividends and interest - net          276,914         98,883           --       2,206,436
    Net appreciation (depreciation)       632,995        557,629           --       1,207,230
                                      -----------    -----------    ---------    ------------
     Net investment income                909,909        656,512           --       3,413,666
                                      -----------    -----------    ---------    ------------
          Total                         1,209,450        817,611           --       5,118,472

DECREASES:
  Distributions to participants        (1,666,007)      (677,003)     (87,713)     (6,755,357)
  Expenses                                   (110)            (1)          --            (460)
  Net loans to participants               (48,269)        (5,241)     108,637              --
  Transfers between funds                 211,984       (184,919)          --              --
                                      -----------    -----------    ---------    ------------
          Total                        (1,502,402)      (867,163)      20,924      (6,755,817)
                                      -----------    -----------    ---------    ------------
     Net increase (decrease)             (292,952)       (49,553)      20,924       1,637,347

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                     4,447,324      2,405,208      541,713      22,629,812
                                      -----------    -----------    ---------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                         $ 4,154,372    $ 2,355,655    $ 562,637    $ 20,992,465
                                      ===========    ===========    =========    ============



See notes to financial statements.

THE GENIX GROUP RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                SUPPLEMENTAL FUND INFORMATION
                                     -------------------------------------------------------------------------------------

                                          CASH      INTERMEDIATE     EQUITY      RETIREMENT
                                        RESERVES        BOND         INCOME        GROWTH        MAGELLAN         PURITAN
                                          FUND          FUND          FUND          FUND           FUND            FUND
INCREASES:
  Contributions:
    Employer                         $    92,506    $  58,550    $   109,715    $   129,784    $   342,399    $   133,070
    Employee                             176,956      101,956        122,062        165,049        370,883        211,805
                                     -----------    ---------    -----------    -----------    -----------    -----------
          Total contributions            269,462      160,506        231,777        294,833        713,282        344,875
                                     -----------    ---------    -----------    -----------    -----------    -----------
  Investment income:
    Dividends and interest - net         119,346       50,641        161,009        222,915        314,331        108,704
    Net appreciation                          --       42,359        470,342        234,427        930,592        229,199
                                     -----------    ---------    -----------    -----------    -----------    -----------
     Net investment income               119,346       93,000        631,351        457,342      1,244,923        337,903
                                     -----------    ---------    -----------    -----------    -----------    -----------
          Total                          388,808      253,506        953,128        752,175      1,958,205        682,778

DECREASES:
  Distributions to participants          (77,991)     (17,391)        (5,716)       (43,966)      (119,409)       (48,278)
  Expenses                                  (210)         (70)           (30)           (30)           (80)          (140)
  Net loans to participants              (10,273)         910          5,813         (1,329)       (10,442)         7,844
  Transfers between funds               (139,476)       1,383        (79,101)      (315,774)       425,756       (122,559)
                                     -----------    ---------    -----------    -----------    -----------    -----------
          Total                         (227,950)     (15,168)       (79,168)      (361,099)       295,825       (163,133)
                                     -----------    ---------    -----------    -----------    -----------    -----------
     Net increase (decrease)             160,858      238,338        784,094        391,076      2,254,030        519,645

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                    1,894,752      640,304      1,865,638      1,904,201      3,120,299      1,462,332
                                     -----------    ---------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                         $2,055,610    $ 878,642    $ 2,649,732    $ 2,295,277    $ 5,374,329    $ 1,981,977
                                      ==========    =========    ===========    ===========    ===========    ===========


                                                  SUPPLEMENTAL FUND INFORMATION
                                     -------------------------------------------------------
                                                         MCN
                                        GROWTH &        COMMON
                                         INCOME         STOCK      PARTICIPANT
                                          FUND           FUND          LOANS         TOTAL
INCREASES:
  Contributions:
    Employer                         $   200,181    $   159,975    $      --    $  1,226,180
    Employee                             249,936        138,703           --       1,537,350
                                     -----------    -----------    ---------    ------------
          Total contributions            450,117        298,678           --       2,763,530
                                     -----------    -----------    ---------    ------------
  Investment income:
    Dividends and interest - net         215,078         89,276           --       1,281,300
    Net appreciation                     860,393        520,584           --       3,287,896
                                     -----------    -----------    ---------    ------------
     Net investment income             1,075,471        609,860           --       4,569,196
                                     -----------    -----------    ---------    ------------
          Total                        1,525,588        908,538           --       7,332,726

DECREASES:
  Distributions to participants          (30,291)       (19,286)          --        (362,328)
  Expenses                                   (70)            --           --            (630)
  Net loans to participants                1,994         (7,337)     (15,582)        (28,402)
  Transfers between funds                238,747         (8,976)          --              --
                                     -----------    -----------    ---------    ------------
          Total                          210,380        (35,599)     (15,582)       (391,360)
                                     -----------    -----------    ---------    ------------
     Net increase (decrease)           1,735,968        872,939      (15,582)      6,941,366

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                    2,711,356      1,532,269      557,295      15,688,446
                                     -----------    -----------    ---------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                        $ 4,447,324    $ 2,405,208    $ 541,713    $ 22,629,812
                                     ===========    ===========    =========    ============



See notes to financial statements.

THE GENIX GROUP RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES

      a. Basis of Accounting - The accounting records of The Genix Group Retirement Savings Plan (the "Plan"), sponsored by The Genix Group, Inc. (the "Corporation"), formerly a wholly-owned subsidiary of MCN Investment Corporation ("MCN"), are maintained on the accrual basis of accounting. On June 21, 1996, the Corporation was purchased by Affiliated Computer Services, Inc. ("ACS"), a leading nationwide provider of information technology services, and as further discussed in Notes 2 and 5 and as a result of the acquisition of ACS, the Plan was terminated by the Corporation as of March 31, 1997.

      b. Basis of Presentation - The accompanying financial statements were prepared in conformity with generally accepted accounting principles. In connection with their preparation, management was required to make estimates and assumptions that affect the reported amounts of assets, revenues and expenses. Actual results could differ from those estimates.

      c. Investments - Plan investments are stated at fair market value. Investments in mutual funds are stated at the funds' net asset values per share on the last business day of the Plan's year end. Investments in common stock of MCN are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

      d. Expenses - Expenses incurred by the Trustee, Fidelity Management Trust Company ("Fidelity"), a subsidiary of FMR Corporation, Boston, Massachusetts, in connection with the purchase or sale of MCN's common stock are paid by the Plan. All other expenses of the Plan are paid from the Plan to the extent not paid by the Corporation.

2.    DESCRIPTION OF THE PLAN

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a. Plan Organization, Amendments and General Provisions - The Plan is a defined contribution plan, the purpose of which is to provide regular salaried and hourly employees of the Corporation, an opportunity to accumulate savings for their retirement through several investment options, including the common stock of MCN Corporation, the parent of MCN. The Plan was adopted by the corporation effective October 1, 1987.

            Bruce Neeley, ACS Controller-Eastern Region, and Thomas Solomon,
            ACS Senior Vice President of Commercial Outsourcing, serve as administrators of the Plan. Fidelity Investments Institutional Operations Company is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. Contributions -Contributions to the Plan consisted of participant contributions and employer regular and matching contributions.

            A participant was able to elect to make monthly salary reduction contributions in any fixed percentage ranging from 1% to 14% in .25% increments, of the participant's monthly compensation ("monthly compensation"), as defined in the Plan, which are referred to as monthly elective contributions. Effective September 1, 1996, monthly elective contributions into the Plan were discontinued in connection with the termination of the Plan as further discussed in Note 5. The Plan document provides for limitations on salary reduction contributions in the event of a hardship withdrawal. A participant's elective contributions were limited to $9,500 and $9,240 in calendar years 1996 and 1995, respectively. The participants could also make after-tax contributions in any fixed percentage ranging from 1% to 14% in .25% increments, but only in combination with monthly elective contributions.

            Participants may also make rollover contributions to the Plan, provided such rollover monthly compensation earned the criteria for transfer as established under the Internal Revenue Code.

            Effective July 1, 1996, all employer contributions were discontinued on any monthly compensation earned after June 30, 1996. (See Note 5.) Prior to July 1, 1996, the Corporation matched 100% of a participant's monthly elective contributions not in excess of 5% of the participant's monthly compensation. Employer regular contributions to a participant's account equaled 2% of a participant's monthly compensation plus 2% of a participant's monthly compensation in excess of the Social Security taxable wage base, as computed on a monthly basis. The Corporation could make a discretionary contribution in any amount as it might determine. There were no discretionary contributions in 1996 or 1995.

      c. Vesting - Participant monthly elective contributions, employer matching contributions and rollover contributions made by or on behalf of a participant are fully vested at all times. Employer regular and discretionary contributions are 100% vested upon the earliest of (1) a participant's completion of five years of service, (2) the attainment of certain age, death or disability criteria or (3) in the event of a change in control of the Corporation. A participant forfeits his or her employer regular and discretionary contributions if he or she terminates employment prior to vesting and either (1) incurs a five year break in service, (2) dies or (3) receives a distribution of vested contributions and does not return to employment before a five year break in service. Forfeitures occurring in a Plan year shall be applied (i) first to restore forfeitures with respect to certain participants who return to employment during the Plan year, and
            (ii) second, to reduce Corporate regular and matching contributions.

      d. Distributions and Withdrawals from the Plan - Vested benefits are distributed upon a participant's retirement, disability (in certain circumstances), death or termination from employment. Prior to age 59-1/2, a participant, while employed, may make a withdrawal once during each 12 month period, from his or her monthly and annual elective contributions in the event the participant has an immediate and heavy financial need, as defined in section 401(k) of the Code, subject to certain conditions contained in the Plan document, and also may make a withdrawal once during each 12 month period of rollover contributions that have been held under the Plan for at least two years. Upon attainment of age 59-1/2, a participant, while employed, may separately withdraw once during each 12 month period, monthly contributions, employer matching contributions, rollover contributions and vested employer regular contributions. Generally, distributions or withdrawals under the Plan shall be paid to the participant or his or her beneficiary in the form of a lump-sum payment, however, certain account balances transferred prior to October 1, 1987 may be distributed in installment payments to participants in certain instances of retirement or disability.

      e. Plan Amendment or Termination - The Corporation has reserved the right to amend or terminate the Plan at any time, subject to provisions of the Plan document and ERISA. In the event of a complete or partial termination of the Plan or complete discontinuance of employee contributions, all participants shall be 100% vested in contributions made by them or on their behalf (see
            Note 5).

      f. Participant Loans - The Plan document provided for participant loans up to 50% of the participant's vested account balance not to exceed $50,000. Interest rates on the loans were set quarterly at 3% above the prime rate. Payment terms of the participant loans ranged from four to eight years depending on the reason for the loans.

3.    PLAN INVESTMENTS

      Under the terms of the Plan, participants may elect to invest in any one of the following mutual funds or in the MCN Common Stock Fund. At December 31, 1996 and 1995, all Plan investments, except participant loans, were held by Fidelity, as Trustee.

      a. Fidelity Cash Reserves - A money market fund which invests in high-quality, short-term money market instruments.

      b. Fidelity Intermediate Bond Fund - A fund which invests in high-quality, fixed income obligations.

      c. Fidelity Equity Income Fund - A growth and income fund which invests primarily in stock, but can also invest in bonds and convertible securities.

      d. Fidelity Retirement Growth Fund - A diversified fund which invests primarily in common stocks, although it can invest in all types of securities.

      f. Fidelity Magellan Fund - An aggressive growth fund which invests in stocks of both well-known and lesser-known companies with above average growth potential.

      g. Fidelity Puritan Fund - A growth and income fund which invests in a broadly diversified portfolio of high-yielding securities. These securities include common stock, preferred stock, and bonds.

      h. Fidelity Growth and Income Fund - A fund which invests primarily in common stocks of companies with earnings growth potential while paying current dividends.

      i. MCN Common Stock Fund - A fund which invests in the common stock of MCN.

      j. Participant Loans - Loans with participants maturing in one to eight years with interest payable at prime plus 3%. The loans are held by the Corporation as trustee.

            A breakdown of investments held by the Plan at December 31, 1996 and 1995, is as follows:



            December 31, 1996                                      NUMBER OF
                                                                 UNITS HELD IN
                                                         UNIT     PARTICIPANT        MARKET
            FUND                                       VALUATION    ACCOUNTS         VALUE
            Fidelity Mututal Funds:
              Cash reserves                              $ 1.00     2,007,523     $ 2,007,523
              Intermediate Bond Fund                      10.08        67,732         682,735
              Equity Income Fund                          42.83        59,584       2,551,991
              Retirement Growth Fund                      17.29       128,608       2,223,636
              Magellan Fund                               80.65        58,124       4,687,716
              Puritan Fund                                17.24       102,448       1,766,200
              Growth and Income Fund                      30.73       135,189       4,154,372
            MCN Common Stock Fund                         28.87        81,581       2,355,655
            Participant loans                                --            --         562,637




            December 31, 1995                                        NUMBER OF
                                                                   UNITS HELD IN
                                                          UNIT      PARTICIPANT          MARKET
            FUND                                        VALUATION     ACCOUNTS           VALUE
            Fidelity Mututal Funds:
              Cash reserves                              $ 1.00      2,055,610       $ 2,055,610
              Intermediate Bond Fund                      10.41         84,404           878,642
              Equity Income Fund                          37.93         69,858         2,649,732
              Retirement Growth Fund                      18.19        126,183         2,295,277
              Magellan Fund                               85.98         62,507         5,374,329
              Puritan Fund                                17.01        116,518         1,981,977
              Growth and Income Fund                      27.05        164,411         4,447,324
            MCN Common Stock Fund                         23.25        103,450         2,405,208
            Participant loans                                --             --           541,713



4.    INCOME TAX STATUS

      The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified, and investment income earned by the Plan is not subject to federal income tax.

5.    SUBSEQUENT EVENT

      On March 31, 1997, the Plan was terminated and the net assets of the Plan were transferred to the ACS 401(k) Plan. The Internal Revenue Service has been appropriately notified. At this time, in accordance with the Plan document, all active and inactive participants became one hundred percent (100%) vested in their accounts.

THE GENIX GROUP RETIREMENT SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
--------------------------------------------------------------------------------

   NUMBER
     OF                                                                                                    CURRENT
    UNITS                     DESCRIPTION                                               COST                VALUE
2,007,523        * Fidelity Cash Reserves                                           $ 2,007,523          $ 2,007,523
   67,732        * Fidelity Intermediate Bond Fund                                      693,131              682,735
   59,584        * Fidelity Equity Income Fund                                        1,904,009            2,551,991
  128,608        * Fidelity Retirement Growth Fund                                    2,189,325            2,223,636
   58,124        * Fidelity Magellan Fund                                             4,178,775            4,687,716
  102,448        * Fidelity Puritan Fund                                              1,614,532            1,766,200
  135,189        * Fidelity Growth and Income Fund                                    3,069,740            4,154,372
   81,581        * MCN Common Stock                                                   1,311,842            2,355,655
     -           * Participant Loans                                                    562,637              562,637
                                                                                    -----------          -----------
                                                                                    $17,531,514          $20,992,465
                                                                                    ===========          ===========


*  Party-in-interest

THE GENIX GROUP RETIREMENT SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

SERIES OF TRANSACTIONS, WHEN AGGREGATED,
INVOLVING AN AMOUNT IN EXCESS OF 5% OF THE
CURRENT VALUE OF THE PLAN ASSETS

                                                                         CURRENT
                                                                        VALUE ON
                             PURCHASE        SALES          ASSET      TRANSACTION      GAIN
IDENTITY OF ISSUER            PRICE          PRICE          COST          DATE          (LOSS)
FIDELITY MUTUAL FUNDS:
  Cash Reserves            $  970,600                                  $  970,600           --
  Cash Reserves                    --     $1,018,685     $1,018,685            --           --

  Magellan                  1,635,935             --             --     1,635,935           --
  Magellan                         --      2,037,964      1,914,136            --     $123,828

  Growth & Income           1,084,234             --             --     1,084,234           --
  Growth & Income                  --      2,010,180      1,532,146            --      478,034

  Equity Income               612,701             --             --       612,701           --
  Equity Income                    --      1,090,313        800,567            --      289,746

  Puritan                     596,856             --             --       596,856           --
  Puritan                          --        846,628        773,316            --       73,312

  MCN Stock Fund              296,057        903,239        523,465       296,057      379,774

INDEX TO EXHIBITS
--------------------------------------------------------------------------------


Exhibit #                    Description                                    Page
---------                    -----------                                    ----
23                           Consent of Independent Accountants              15